PERMEX PETROLEUM CORPORATION

100 Crescent Court, Suite 700

Dallas, Texas, 75201

July 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Lily Dang
Joseph Klinko
John Hodgin
Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corporation
Registration Statement on Form S-1
Filed June 28, 2022
File No. 333-265883

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Permex Petroleum Corporation, a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended on the date hereof (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 filed June 28, 2022

Prospectus Summary

Oil and Gas Properties, page 7

1. Please modify your presentation of the economic forecasts for proved and probable reserves for the years ended September 30, 2021 and 2020 to clarify whether the dollar amounts shown are in thousands of dollars. This comment also applies to the comparable disclosure on pages 29 and 36.

RESPONSE:	The Registration Statement has been revised to clarify that the dollar amounts shown are in thousands of dollars.

2. Please explain to us in reasonable detail why there is a negative investment of $24,000 for probable non-producing reserves for the years ended September 30, 2021 and 2020.

RESPONSE:	The negative investment of $24,000 for probable non-producing reserves for the years ended September 30, 2021 and 2020 was a result of a clerical error and has been revised in the Registration Statement and in the revised reserve reports filed as Exhibits 99.1 and 99.2 to the Registration Statement.

Conversion of Undeveloped Acreage, page 9

3. We note there appears to be a material increase in proved undeveloped reserves that occurred during fiscal 2021. Please expand your disclosure to include a discussion of the changes that occurred in the net quantities of your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K.

This discussion should clearly identify the source of each change (e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions), and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, please separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. This comment also applies to the comparable disclosure on pages 30 and 37.

RESPONSE:	The Registration Statement has been revised to expand the Company’s disclosure to include a discussion of the changes that occurred in the net quantities of the Company’s proved undeveloped reserves in compliance with Item 1203(b) of Regulation S-K.

4. Expand your disclosure to clarify, if true, that the proved undeveloped reserves as of September 30, 2021 are part of a development plan adopted by management including approval by the Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure at September 30, 2021.

For further clarification and guidance, please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 our the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules. This comment also applies to the comparable disclosure on pages 30 and 37.

RESPONSE:	The Registration Statement has been revised to clarify that an aggregate of 5,719 MBO and 2,511 MMCF, of the Company’s proved undeveloped reserves as of September 30, 2021, are part of a development plan that has been adopted by management that calls for these undeveloped reserves to be drilled within the next five years, thus resulting in the conversion of such proved undeveloped reserves to developed status within five years of initial disclosure at September 30, 2021.

5. If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years from your initial disclosure of the reserves, disclose the reasons for the extended period of time required for development to be completed.

For further clarification or guidance, please refer to Item 1203(d) of Regulation S-K and the answer to Question 131.03 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules. This comment also applies to the comparable disclosure on pages 30 and 37.

RESPONSE:	The Registration Statement has been revised to disclose that an aggregate of 1,735 MBO and 678 MMCF, of the Company’s proved undeveloped reserves as of September 30, 2021, are scheduled to be developed after five years and the reasons for the extended period of time required for development to be completed beyond five years from the Company’s initial disclosure of the reserves.

Sales and Production, page 9

6. Please expand your disclosure of production for each of the last three fiscal years to provide the net production quantities and average sales price by individual product type of oil/condensate and natural gas. Additionally, disclose the production quantities by individual product type for each field that contains 15% of more of your total proved reserves for each fiscal period to comply with Item 1204(a) of Regulation S-K.

You may refer to Item 1204(a) and (b)(1) of Regulation S-K, and the definition of a field in Rule 4-10(a)(15) of Regulation S-X, if you require further clarification or guidance. This comment also applies to the comparable disclosure on pages 30 and 38.

RESPONSE:	The Registration Statement has been revised to expand the Company’s disclosure of production for each of the last three fiscal years to now include the net production quantities and average sales price by individual product type of oil/condensate and natural gas. In addition, the Registration Statement has been revised to disclose the production quantities by individual product type for each field that contains 15% of more of the Company’s total proved reserves for each fiscal period in compliance with Item 1204(a) of Regulation S-K.

Risk Factors

General Risk Factors

We are an “emerging growth company” and will be able to avail ourselves..., page 24

7. We note that you are an emerging growth company and a smaller reporting company. Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

RESPONSE:	The risk factor has been revised to disclose that even if the Company no longer qualifies as an emerging growth company, it may still be subject to reduced reporting requirements so long as it is a smaller reporting company.

Certain Relationships and Related Party Transactions, page 64

8. Please revise to disclose any transaction since the beginning of the registrant’s last fiscal year, and for the periods required by Item 404(d)(1) and Instruction 1 to the Instructions to Item 404 of Regulation S-K. In this regard, for example, we note that subsequent to March 31, 2022, you entered into an amended employment agreement with your CEO and an employment agreement with your CFO.

RESPONSE:	The Registration Statement has been revised to disclose any transaction since the beginning of the Company’s last fiscal year, and for the periods required by Item 404(d)(1) and Instruction 1 to the Instructions to Item 404 of Regulation S-K.

Part II Item 16. Exhibits and Financial Statement Schedules

Exhibit Number 99.1 and 99.2, page 75

9. The reserve reports, filed as Exhibits 99.1 and 99.2, do not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reports that in each case addresses the following issues.

●	The reserve reports should clarify whether the estimates of undeveloped reserves conform to a development plan and budget that were adopted by the company and provided to the third party engineering firm for use in preparing the forecasts of reserves, to comply with Item 1202(a)(8)(v) of Regulation S-K, and the requirements in Rule 4-10(a)(26) and (31)(ii) of Regulation S-X.

●	The reserve reports should include a discussion of the (current) effects of regulation on the ability of the company to recover the estimated reserves to comply with Item 1202(a)(8)(vi) of Regulation S-K.

●	The reserve reports should include a discussion of the inherent uncertainties relating to estimates of both proved and probable reserves to comply with Item 1202(a)(8)(vii) of Regulation S-K.

●	The reserves reports should be revised to remove certain information, such as Table 1 in Cashflow Summaries, Table 11 in Tabular Summaries, and Table 12 in Gross Ultimates, Interests and Prices, that present an arithmetic summation of proved and probable reserves information. Please refer to the answer to Question 105.01 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE:	The Company has re-filed the reserve reports originally filed as Exhibits 99.1 and 99.2 of the Registration Statement, which revised reports include disclosures required by Item 1202(a)(8) of Regulation S-K as set forth above.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10. We note that your auditor’s report, as well as your financial statement notes, do not contain the going concern disclosures observed in your annual financial report for the fiscal year ended September 30, 2021 and interim financial report for the six months ended March 31, 2022 as filed on SEDAR. Please explain reasons for absence of similar going concern disclosures in your Form S-1, and provide the disclosures per ASC 205-40-50-12 as applicable.

RESPONSE:	The Company discussed the going concern language in its interim financial statements with its auditors prior to filing the Registration Statement and it was determined that as a result of the proceeds received from the Company’s $7.5 million private placement that was completed in March 2022, that the going concern language was no longer necessary. Notwithstanding the foregoing, the going concern language was included in the interim financial statements filed on SEDAR because such statements were filed on SEDAR prior to the determination that the going concern language was no longer applicable.

11. We note that the audit report per page F-2 is dated June 27, 2022 while the auditor’s consent per Exhibit 23.1 refers to audit report dated June 28, 2022. Please have your auditor correct the date inconsistency.

RESPONSE:	The auditor’s consent filed with the revised Registration Statement refers to the audit report dated July 14, 2022.

Financial Statements

Consolidated Statements of Loss and Comprehensive Loss, page F-4

12. We note that you present, on this page and on page F-27, a non-labeled line item reflecting subtotals of revenues minus direct operating expenses. If you wish to present gross profit measures, please label the line item, revise to consider all amounts applicable to cost of sales in accordance with GAAP, and comply with the guidance in SAB Topic 11:B.

For example, measures of gross profit should reflect the allocable portion of depletion and depreciation. Otherwise, please remove any incomplete or non-GAAP measures from the Statements.

RESPONSE:	The financial statements in the revised Registration Statement have been amended to remove the subtotals of revenues minus direct operating expenses. Direct operating expenses have now been included in the total of operating expenses.

Note 4 - Non Current Assets, page F-15

Acquisition, page F-15

13. We note, on this page and on page F-33, continued discrepancy in the amounts disclosed for your September 2021 acquisition of working interest and net revenue interest in the Breedlove “B” Clearfork leases, namely the disclosed purchase price of $2 million is not equal to the sum of the 25 million common shares valued at $2.5 million and the 12.5 million share purchase warrants valued at $1.2 million given as purchase consideration. We note additional disclosures of the $2 million purchase price on pages 28 and 38. Please revise all your disclosures as appropriate to correct the discrepancy.

RESPONSE:	The Registration Statement has been revised to address this discrepancy.

Notes to the Consolidated Financial Statements

14. Supplemental Information on Oil and Gas Operations (Unaudited)

Proved Reserves,, page F-23

14. We note your disclosure of proved reserves, the standardized measure and changes therein, appears to be limited to proved developed reserves.

Please revise your disclosures to present the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-31 and 50-35, to encompass both proved developed and proved undeveloped reserves for the years ended September 30, 2020 and 2021. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, 55-7 in formulating your disclosures.

RESPONSE:	The Registration Statement has been revised to present the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-31 and 50-35, to encompass both proved developed and proved undeveloped reserves for the years ended September 30, 2020 and 2021.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-24

15. We note disclosure on page F-25 indicating that future costs used in calculating the standardized measure as of September 30, 2021 and 2020 include the cost to abandon your proved properties. However, disclosure in the reserve reports filed as Exhibits 99.1 and 99.2 indicate these costs have not been included.

Please address this apparent inconsistency as may pertain to abandonment costs for both proved developed and proved undeveloped locations, and explain to us your rationale for excluding any abandonment costs from your calculation of the standardized measure.

RESPONSE:	The reserve reports filed as Exhibits 99.1 and 99.2 with the amended Registration Statement have been revised to include the cost to abandon the Company’s proved properties.

Exhibits

16. Please file your employment agreement with your CFO Gregory Montgomery. See Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:	Gregory Montgomery’s employment agreement has been filed with the Registration Statement.

Sincerely,

Permex Petroleum Corporation

/s/ Mehran Ehsan
By:	Mehran Ehsan
Title:	Chief Executive Officer

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